Exhibit 99.1

Tronox Limited
Unaudited Pro Forma Condensed Consolidated Financial Statements

On September 1, 2017, Tronox Holdings Inc., a wholly owned subsidiary of Tronox Limited (“we”, “us”, “our” or the “Company”) completed the previously announced sale of its wholly owned subsidiary Tronox Alkali Corporation (“Alkali”) to Genesis Energy, L.P. for proceeds of approximately $1.325 billion in cash, subject to a customary post-closing working capital adjustment.

Our unaudited pro forma condensed consolidated financial data was derived from our historical condensed consolidated financial statements. The unaudited pro forma condensed consolidated balance sheet assumes the disposition of Alkali occurred on June 30, 2017. The unaudited pro forma condensed consolidated statements of operations give effect to the disposition of Alkali as if the disposition occurred on April 1, 2015 which was the acquisition date of Alkali. The following unaudited pro forma condensed consolidated financial information should be read in conjunction with our historical financial statements and notes, and related Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2017, and our Annual Report on Form 10-K for the fiscal year ended December 31, 2016.

On June 2, 2017, Tronox filed a Current Report on Form 8-K to provide additional information and details regarding the revision of its previously issued December 31, 2016 financial statements and quarterly financial statements in 2016. During the quarter ended March 31, 2017, Tronox identified a misstatement in selling, general, and administrative expense for certain prior periods related to a liability resulting from a non-timely filing with a statutory authority. The aggregate misstatement is $11 million, which impacts our previously issued consolidated statements of operations, comprehensive loss, balance sheets and cash flows as of and for the years ended December 31, 2016 and 2015, and the unaudited condensed consolidated financial statements for the third and fourth quarters and corresponding year-to-date periods of 2015, and each quarter and corresponding year-to-date periods of 2016. In accordance with Staff Accounting Bulletin (“SAB”) No. 99, Materiality , and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, management evaluated the materiality of the misstatement from qualitative and quantitative perspectives, and concluded that the misstatement was not material to our previously issued annual and interim financial statements. In addition, we also corrected the timing of other previously recorded immaterial out-of-period adjustments. The previously recorded immaterial out-of-period adjustments include a $6 million decrease to cost of goods sold due to an overstated depreciation expense and a $7 million increase to cost of goods sold related to royalty tax both originating in 2013 and previously recorded as out-of-period corrections in 2014; a $5 million decrease to cost of goods sold that originated in 2012 and was previously recorded as an out-of-period correction in 2014 due to overstated depletion expense; and other miscellaneous immaterial corrections.

The pro forma adjustments are based on the best information available and assumptions that management believes are factually supportable and reasonable; however, such adjustments are subject to change. In addition, such adjustments are estimates. The unaudited pro forma consolidated information is for illustrative and informational purposes only and is not intended to reflect what our consolidated financial position and results of operations would have been had the disposition occurred on the dates indicated and is not necessarily indicative of our future consolidated financial position and results of operations. The historical data included in the unaudited pro forma condensed statements of operations for the years ended December 31, 2016 and 2015 has not been adjusted to include the aforementioned revision. It reflects the information from our previously filed annual report on Form 10-K for the year ended December 31, 2016.

The pro forma adjustments remove all of Alkali’s assets, liabilities and results of operations, and give effect to an adjustment to reflect the net cash proceeds and loss from the sale of Alkali.

1 | Page

Tronox Limited
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of June 30, 2017
(Millions of U.S. dollars)

	Historical	Disposition (a)		Pro Forma
ASSETS
Current Assets
Cash and cash equivalents	$305	$1,325	(b)	$1,630
Accounts receivable, net of allowance for doubtful accounts	457	(125)		332
Inventories, net	506	(35)		471
Prepaid and other assets	54	(28)		26
Total current assets	1,322	1,137		2,459
Noncurrent Assets
Property, plant and equipment, net	1,816	(723)		1,093
Mineral leaseholds, net	1,608	(727)		881
Intangible assets, net	210	—		210
Other long-term assets	38	(4)		34
Total assets	$4,994	$(317)		$4,677

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$201	$(48)		$153
Accrued liabilities	181	(31)		150
Short-term debt	150	—		150
Long-term debt due within one year	16	—		16
Income taxes payable	2	(17)	(c)	(15)
Total current liabilities	550	(96)		454
Noncurrent Liabilities
Long-term debt, net	2,886	—		2,886
Long-term deferred tax liabilities	161	(1)		160
Other long-term liabilities	222	(21)		201
Total liabilities	3,819	(118)		3,701
Commitments and Contingencies
Stockholders’ Equity
Share Capital	1,536	—		1,536
Accumulated deficit	(69)	(199)	(d)	(268)
Accumulated other comprehensive loss	(454)	—		(454)
Total Tronox Limited shareholders’ equity	1,013	(199)		814
Noncontrolling interests	162	—		162
Total equity	1,175	(199)		976
Total liabilities and equity	$4,994	$(317)		$4,677

2 | Page

Tronox Limited
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Six Month Ended June 30, 2017
(Millions of U.S. dollars, except share and per share data)

	Historical	Disposition (e)		Pro Forma

Net sales	$1,191	$(392)		$799
Cost of goods sold	(977)	335		(642)
Gross profit	214	(57)		157
Selling, general and administrative expenses	(143)	12		(131)
Restructuring income (expense)	—	1		1
Income (loss) from operations	71	(44)		27
Interest and debt expense, net	(92)	—		(92)
Other expense, net	(7)	—		(7)
Loss before income taxes	(28)	(44)		(72)
Income tax provision	(5)	1	(c)	(4)
Net loss	(33)	(43)		(76)
Net income (loss) attributable to noncontrolling interest	5	—		5
Net loss attributable to Tronox Limited	$(38)	$(43)		$(81)
Loss per share, basic and diluted	$(0.32)			$(0.68)
Weighted average shares outstanding, basic and diluted (in thousands)	118,804			118,804

3 | Page

Tronox Limited
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2016
(Millions of U.S. dollars, except share and per share data)

	Historical	Disposition (e)		Pro Forma
Net sales	$2,093	$(784)		$1,309
Cost of goods sold	(1,846)	671		(1,175)
Gross profit	247	(113)		134
Selling, general and administrative expenses	(210)	25		(185)
Restructuring expense	(1)	—		(1)
Income (loss) from operations	36	(88)		(52)
Interest and debt expense, net	(184)	—		(184)
Other income (expense), net	(25)	1		(24)
Loss before income taxes	(173)	(87)		(260)
Income tax benefit	115	1	(c)	116
Net loss	(58)	(86)		(144)
Net income (loss) attributable to noncontrolling interest	1	—		1
Net loss attributable to Tronox Limited	$(59)	$(86)		$(145)
Loss per share, basic and diluted	$(0.50)			$(1.25)
Weighted average shares outstanding, basic and diluted (in thousands)	116,161			116,161

4 | Page

Tronox Limited
Unaudited Pro Forma Condensed Consolidated Statement of Operations
For the Year Ended December 31, 2015(1)
(Millions of U.S. dollars, except share and per share data)

	Historical	Disposition (e)		Pro Forma
Net sales	$2,112	$(602)		$1,510
Cost of goods sold	(1,992)	505		(1,487)
Gross profit	120	(97)		23
Selling, general and administrative expenses	(217)	25		(192)
Restructuring expense	(21)	—		(21)
Loss from operations	(118)	(72)		(190)
Interest and debt expense, net	(176)	—		(176)
Other income, net	28	1		29
Loss before income taxes	(266)	(71)		(337)
Income tax (provision) benefit	(41)	1	(c)	(40)
Net loss	(307)	(70)		(377)
Net income (loss) attributable to noncontrolling interest	11	—		11
Net loss attributable to Tronox Limited	$(318)	$(70)		$(388)
Loss per share, basic and diluted	$(2.75)			$(3.36)
Weighted average shares outstanding, basic and diluted (in thousands)	115,566			115,566

(1)	The disposition information below includes amounts from April 1, 2015, Alkali’s acquisition date, through December 31, 2015.

5 | Page

Tronox Limited
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

a)
Represents the removal of the assets and liabilities of Alkali as of June 30, 2017 from the presentation of the financial position of our continuing operations in the unaudited pro forma condensed consolidated balance sheet as of June 30, 2017.

b)	Represents the cash proceeds received at closing from the sale of Alkali.

c)	Represents $15 million of Alkali related current income tax payable and a tax benefit of $2 million in connection with the loss incurred on the sale of Alkali.

d)	Represents $201 million of non-recurring estimated loss on the sale of Alkali, net of a tax benefit of $2 million as described in note (c) above.

e)
Reflects the pro forma effect of eliminating the results of operations of Alkali for the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015 from our presentation of continuing operations in the unaudited pro forma condensed consolidated statements of operations.

6 | Page